Adorno & Yoss
                         a limited liability partnership
                     350 East Las Olas Boulevard, Suite 1700
                       Fort Lauderdale, Florida 33301-4217
                   phone: (954) 763-1200, fax: (954) 766-7800
                                 www.adorno.com


                                  March 7, 2005


VIA FACSIMILE

Mr. David Roberts
United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         RE:      INTERACTIVE BRAND DEVELOPMENT, INC.
                  PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C REGISTRATION NO. 1-31992

Dear Mr. Roberts:

         This correspondence is in response to your letter dated March 4, 2005.

         Comment 1. The Company will file the supplemental responses via EDGAR.

         Comments 2 and 3. In response to your second and third comments, the Company has analyzed EITF 02-14 as well as the terms of the September 21, 2004 settlement and securities purchase agreement among PHSL Worldwide, Inc. ("PHSL") and the "Bell/Staton Group" (defined below) and the related stockholders agreement, dated as of the same date among Interactive Brand Development, Inc. (then known as Care Concepts I, Inc.), the Bell/Staton Group and Penthouse Media Group, Inc. (formerly, known as General Media, Inc.). For purposes of this response, the Company is referred to as the "Issuer" and Penthouse Media Group, Inc. is referred to as PMG.

         As noted in our March 4, 2005 Supplemental Response, the Issuer owns no equity in PHSL. PHSL formerly owned 100% of the equity of PMG and subsidiaries. However, upon confirmation of the Chapter 11 Plan of Reorganization of PMG and subsidiaries in August 2004, 100% of the PMG equity was vested in PET Capital Partners LLC, NAFT Ventures I LLC, Absolute Return Europe Fund, all affiliates of Marc H. Bell and Daniel Staton (collectively, the "Bell/Staton Group"). To our knowledge, no member of the Bell/Staton Group owns any equity interests in either PHSL or the Issuer and is in no way affiliated with either PHSL or the Issuer.

         Opinion 18 of the Accounting Principles Board ("APB") states in paragraph 17 "... the equity method of accounting for an investment in common stock should also be followed by an investor whose investing in VOTING COMMON STOCK gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock." (emphasis added).

         In relevant part, EITF 02-14 analyzes whether an investor should apply the equity method of accounting to investments other than common stock if the investor has the ability to exercise significant influence over the operating and financial policies of the investee. In substance, EITF 02-14 first looks at whether the investor's economic interest is deemed to be a controlling financial interest in the investee. Assuming that is not the case, EITF 02-14 then looks beyond whether the investment is voting or non-voting common stock and assumes that, as in the case of the Issuer's investment in PMG, non-voting common constitutes an ownership interest and a residual interest.

         Once it is determined that the investor holders a residual interest in the investee, EITF 02-14 evaluates whether or not the equity method of accounting must be used by determining:

         "....if the investor exercises significant influence, by virtue of any means, over operating and financial policies of an investee...." requires an analysis of all economic interests, including contractual relationships, etc. According to EITF 02-14, "[I]f the investor does not exercise significant influence, then the investor's residual interest is not subject to the equity method of accounting. If the investor exercises significant influence, then the investor's residual interest is subject to the equity method of accounting."

         Accordingly, the issue as to whether the Issuer is required to use the equity method of accounting turns on whether or not the Issuer, by virtue of agreements or otherwise can exercise a "significant influence" over the operating and financial policies of PMG.

         It is the Issuer's view that it does not exercise any significant influence over the operating and financial policies of PMG, for the following reasons:

1. NON-VOTING COMMON STOCK The Issuer's equity is non-voting common stock that has no right to vote on any matter under Delaware corporate law. In addition, the Issuer has no right to "put" its common stock to PMG or to convert its non-voting common stock into voting common stock, even if there is a sale of control of PMG, or an initial public offering or "reverse merger" of PMG into a public company should occur.

2. BOARD OF DIRECTORS.

         (a) ISSUER'S ONE BOARD DESIGNEE MUST BE ACCEPTABLE TO BELL/STATON GROUP. Section 3.1 of the stockholders agreement provides that the Bell/Staton Group will vote their controlling voting common stock of PMG to elect to the PMG board of directors one (1) designee of the Issuer; provided, that such representative is a person who is reasonably acceptable to the Bell/Staton Group. In addition, the stockholders agreement prohibits either Dr. Molina, the Molina Vector Investment Trust or any executive officer of PHSL or any of its affiliates from serving as the Issuer's designee without the express approval of Messrs. Bell and Staton. Accordingly, neither PHSL (as a major stockholder of the Issuer) nor any of its affiliates (including the Issuer) has the absolute right to designate a director of PMG unless such person is independent or otherwise reasonably acceptable to the Bell/Staton Group. To date, the Issuer has not designated a board representative for PMG.

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

         (b) ISSUER IS NOT ENTITLED TO MORE THAN ONE BOARD SEAT, IRRESPECTIVE OF THE TOTAL NUMBER OF MEMBERS OF THE PMG BOARD OF DIRECTORS. Since the Issuer has not designated a board member, to date, the current members of the PMG board of directors consist of Messrs. Marc H. Bell and Daniel Staton. Such persons have further advised representatives of the Issuer that PMG intends to increase the size of its board of directors by adding a number of third parties. Neither the Issuer nor PHSL have any right to review, comment upon or approve the additional board members of PMG; such persons to be designated SOLELY by the Bell/Staton Group, as the holders of 100% of the voting common stock of PMG. Accordingly, the Issuer is only entitled to one seat on the PMG board of directors, irrespective of the ultimate number of members of the entire board of directors.

         (c) UNDER DELAWARE CORPORATE LAW, SUBSTANTIALLY ALL CORPORATE ACTION CAN BE TAKEN BY THE BOARD OF DIRECTORS. Other than the election of directors, retaining auditors, the sale or encumbering of substantially all assets, or mergers or consolidations, under Delaware corporate law, substantially all corporate matters only require board of directors approval. These actions include, without limitation, consummating acquisitions or joint ventures, entering into agreements of all types, engaging in financings, hiring or firing employees, executive officers and agents, and controlling the publication, directions and policies of the PENTHOUSETM publications and other business ventures. Under the PMG Certificate of Incorporation and bylaws, actions approved by a majority of the members of the PMG board of directors at a meeting in which a quorum is present, constitutes action of the board of directors.

         (d) BELL AND STATON ARE BUSINESS PARTNERS. Messrs. Marc H. Bell and Daniel Staton are business partners who occupy a common office and who have been active in the financing of PMG and its predecessor since 2003. Accordingly, except as set forth below, the Issuer has absolutely no voice in influencing the actions of the PMG board of directors, unless the Issuer's board representative (when appointed) is able to persuade either Mr. Bell or Mr. Staton as well as other independent PMG directors to vote in favor of the Issuer's position on any matter brought before the PMG board.

3. TERMS OF STOCKHOLDERS AGREEMENT. The negotiated terms of the stockholders agreement among the Issuer, the Bell/Staton Group and PMG vest with the PMG board of directors (totally under the control of the Bell/Staton Group) with the sole power to manage the business of PMG. The stockholders agreement gives the Issuer certain fundamental protections in connection with certain related party transactions, SOLELY IN ITS CAPACITY AS A STOCKHOLDER OF A PRIVATELY OWNED COMPANY. These consist of:

         (a) Section 2.1 of the stockholders agreement gives the Issuer the right to participate on a pro rata basis, if the Bell/Staton Group desire to sell control of the equity of PMG to an unaffiliated third party; PROVIDED, HOWEVER, if the Bell/Staton Group do elect (in their sole discretion) to sell control, then the Issuer must sell its non-voting common stock on the same terms and conditions (ie., the Issuer has no dissenters rights).

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

         (b) Section 4 of the stockholders agreement provides that the Bell/Staton Group cannot cause additional equity to be issued to themselves or any "Related Party" (thereby diluting the percentage equity of the Issuer) without first offering the Issuer the right to participate on a pro-rata basis to preserve its percentage equity. This right only applies, however, to Related Party transactions, so that the PMG board of directors (controlled by the Bell/Staton Group) is free to issue securities of PMG to any unaffiliated third party without any rights of first refusal or other participation rights being granted to the Issuer or any of its affiliates.

         (c) Section 4 of the stockholders agreement also sets forth certain agreed upon contractual limitations on remuneration or related party cash payments from PMG to the Bell/Staton Group and its affiliates.

         Except for the foregoing, the Issuer has no other contractual rights under the stockholders agreement or any other agreement with the Bell/Staton Group.

         Based upon the above, it is the Issuer's position that neither the Issuer, PHSL nor any affiliate of the Issuer or PHSL exercises any significant influence, by virtue of any means, over the operating and financial policies of PMG; all such rights being vested solely in the holders of the voting common stock of PMG. Accordingly, and based upon APB 18 and EITF 02-14, the Issuer believes that it is not required to report its investment in PMG under the equity method of accounting, but rather that the cost method is the appropriate means of recording such investment.

         Comment 4. The revised information statement will disclose a summary of rights forfeited by the Company.

         Comment 5. PHSL did not dispose of its shares and the pro forma stockholders table will be revised as requested.

         Comment 6. Application was made to the OTCBB on or about February 24, 2005. The information statement will be revised accordingly.

                                    Sincerely



                                    By: /s/ Charles B. Pearlma
                                        ---------------------------------
                                            Charles B. Pearlman
CBP/sm









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